UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EPIC FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

294269105

CUSIP Number

Rodney R. Ray

Epic Financial Corporation

7545 N. Del Mar Avenue, Suite 102

Fresno, California 93711

(559) 435-2767

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices and Communications)

-with copies to-

Randolf W. Katz, Esq.

Bryan Cave LLP

2020 Main Street, Suite 600

Irvine, California 92614

(949) 223-7000

May 19, 2005

       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

CUSIP NO. 294269 10 5	SCHEDULE 13 D	Page 2 of 6 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Rodney R. Ray
2	Check the Appropriate Box if a Member of a Group (a) _____ (See Instructions) (b) _____
3	SEC Use Only
4	Source of Funds (See Instructions)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,187,400
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 9,187,400
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,187,400
12	Check if the Aggregate Amount of Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 25.0%
14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 294269 10 5	SCHEDULE 13 D	Page 3 of 6 Pages

Item 1.    Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value (the "Common Stock"), of Epic Financial Corporation, a Nevada corporation (the "Issuer").  The principal executive offices of the Issuer are located at 7545 No. Del Mar Avenue, Suite 102, Fresno, California 93711.

Item 2.    Identity and Background.

(a)    Rodney R. Ray.       **Mr. Ray, the reporting person, is deemed to be the beneficial owner of all stock reported on herein.  The shares of Common Stock will be issued in the name of III Angels LP, a California limited partnership, established by Mr. Ray and for the benefit of Mr. Ray and members of his family.

(b)    7545 No. Del Mar Avenue, Suite 102, Fresno, California 93711.

(c)    Chairman of the Board, President and Acting Chief Financial Officer of Epic Financial Corporation.

(d)    During the last five years, Mr. Ray has not been convicted in a criminal proceeding.

(e)    During the last five years, Mr. Ray was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Ray is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

Not Applicable.

CUSIP NO. 294269 10 5	SCHEDULE 13 D	Page 4 of 6 Pages

Item 4.    Purpose of Transaction.

The sale of the securities of the Issuer was in connection with the transaction referenced in Item 3, above.  The reporting persons currently have no plans or proposals that relate to or would result in:

(a)    The acquisition by any persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)    A sale of a material amount of assets of the Issuer or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the Issuer;

(f)    Any other material change in the Issuer's business or corporate structure;

(g)    Changes in the Issuer's character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    Causing the common stock of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

(i)    Causing the common stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)    Any other action similar to any of those enumerated above;

provided that, Rodney R. Ray, in his capacity as Chairman of the Board, President and Acting Chief Financial Officer of the Issuer, reserves the right to take any action, including those enumerated above, which is deemed to be in the best interest of the Issuer and which action is approved by the Board of Directors of the Issuer, if so required.

CUSIP NO. 294269 10 5	SCHEDULE 13 D	Page 5 of 6 Pages

Item 5.        Interest in Securities of the Issuer.

(a)    Mr. Ray is the record and beneficial owner of 9,187,400 shares of the Issuer's Common Stock, which                     represents 25.0% of the Issuer's Common Stock at this time.  Other than set forth herein, currently, Mr. Ray                      has no other interest, either of record or beneficially, in the Common Stock of the Issuer.

(b)        Mr. Ray has the sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of the 9,187,400  shares of the Issuer's Common Stock of which he is the record and beneficial owner.  Other than set forth herein, Mr. Parker does not possess any shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of any securities of the Issuer.

(c)        On May 19, 2005, two private transactions involving sales of Common Stock of Issuer were completed. In one transaction, 715,000 of  Common Stock were sold to a person unaffiliated with the Issuer in cancellation of debt of Mr. Ray in the total amount of $65,000 or approximately $0.09 per share. In the other transaction, 200,000 shares of Common Stock were sold to an existing shareholder of the Issuer for cash in the amount of $20,000 or $0.10 per share.

(d)        Not applicable.

(e)        Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the

                Issuer.

Not Applicable.

Item 7.     Materials to be Filed as Exhibits.

Not Applicable.

CUSIP NO. 294269 10 5	SCHEDULE 13 D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

    August 29,  2005

                        By: /s/ Rodney R. Ray

                               RODNEY R. RAY